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                                October 26, 1998

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549
Attn: William Underhill

     Re: Registration Statement on Form SB-2 of Orthopaedic Biosystems, Ltd., Inc. (file no. 333-58313)

Dear Mr. Underhill:

     Orthopaedic Biosystems Ltd., Inc. (the "Company") hereby requests, pursuant to Rule 477 (a) promulgated under the Securities Act of 1933, that the above captioned registration statement be withdrawn. The Company has been advised by its underwriters that market conditions are unsuitable for consummation of the offering. Withdrawal of this registration statement is consistent with the public interest and the protection of investors.

     Please be advised that the Company is also withdrawing its Form 8-A which was filed on September 13, 1998.

     If you have any questions, please do not hesitate to call the undersigned at (602)596-5000, or our counsel, Steven D. Pidgeon, Esq., (602)382-6252.

                                             Very truly yours,

                                             ORTHOPAEDIC BIOSYSTEMS LTD., INC.



                                             By:/s/ D. Ronald Yagoda
                                                ------------------------------
                                                    D. Ronald Yagoda, President